June 30, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street,

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 6 to Registration Statement on Form S-4
Filed June 15, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 26, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) via EDGAR.

In order to facilitate the review by the Staff of Amendment No. 6, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 6 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 169

1. We note your response and the updated disclosure on page 169 in response to prior comment 5 and reissue. You state that in the event of cash shortfalls, you expect to “draw down approximately $7 million under the executed Standby Equity Purchase Agreement with YA II” to cover certain transaction expenses at the closing of the Business Combination. Please revise to more accurately describe your funding access under the agreement. In this regard, we note based on your disclosure on page 139 that the agreement does not appear to provide a credit facility on which you may draw down at the closing of the Business Combination, but rather grants you the right to issue and sell an aggregate amount of up to $200 million of Combined Entity Ordinary Shares to YA II after the completion of the Business Combination, subject to certain limitations. In addition, as we previously requested, please tell us why you believe it is appropriate to present a pro forma negative cash balance, as opposed to a liability.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in its Amendment No. 6 to Registration Statement on Form S-4, the Company wrote that, if needed, the Combined Entity expects to draw approximately $7 million under the SEPA at “or after” Closing of the Business Combination. In response to the Staff’s comment, the Company updated its disclosure on page 169 to further describe the funding access and limits thereto under the SEPA. In addition, in response to the Staff’s comment, the Company updated the proforma with an assumption of zero cash available, with the balance of the payable as a liability under the maximum redemption scenario (see pages 169-174).

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 170

2. Please revise to specify the rounding denomination used within the Pro Forma Balance Sheet. For example: “(in thousands)”.

Response: The Company has revised pages 39 and 170 of the Registration Statement in response to the Staff’s comment to specify the rounding denomination properly.

Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended March 31, 2023, page 171

3. Graphjet’s basic and diluted net loss per share presented in this table does not appear consistent with the amount presented on page F-35. Please advise or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has corrected Graphjet’s Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended March 31, 2023 (on page 171) for consistency with the amount presented on page F-35.

Note 6 - Loss Per Share, page 174

4. We note your response and the updated disclosure on page 174 in response to prior comment 7 and reissue. It appears your basic and diluted EPS calculations include the potentially dilutive shares including the shares underlying your warrants and shares issuable under the equity incentive plan. Please tell us why you believe your calculation is appropriate given these shares are deemed anti-dilutive. Refer to ASC 260-10-45-17.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the Company has removed the dilution effects of warrants and equity incentive plan when calculating the basic and diluted EPS (see pages 39, 174).

*****

If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp.